# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Surrozen, Inc., CIK 0001824893
CUSIP: 86889P208
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001942670

## Reporting persons
- AI Biotechnology LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 844,563; sole dispositive power 0; shared dispositive power 844,563; aggregate amount beneficially owned 844,563 (9.9% of the class)
  Comment: *The total number of shares of common stock, par value $0.0001 per share (the "Common Stock"), of Surrozen, Inc. (the "Issuer") reported as beneficially owned includes (i) 306,000 shares of Common Stock held directly by AI Biotechnology LLC ("AI Biotechnology"), (ii) 454,500 shares of Common Stock that may be acquired by AI Biotechnology within 60 days of this filing, pursuant to the terms of the securities purchase agreement, dated as of March 24, 2025 (the "Securities Purchase Agreement"), and (iii) 84,063 shares of Common Stock that may be acquired by AI Biotechnology within 60 days of this filing, upon the exercise of pre-funded warrants (the "Pre-funded Warrants") held directly by AI Biotechnology, which are exercisable at any time or times on or after the date of issuance, but which do not include 1,427,937 shares of Common Stock issuable pursuant to warrants held directly, or that may be acquired within 60 days of this filing, by AI Biotechnology, due to the effect of the Beneficial Ownership Blocker (defined below).
  
  ** The percent of shares of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 3,249,798 shares of Common Stock issued and outstanding as of September 30, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 6, 2024, (ii) 4,661,494 shares of Common Stock issued by the Issuer on March 26, 2025, pursuant to a private placement with certain institutional and accredited investors (including the Reporting Persons) (the "Private Placement"), (iii) 454,500 shares of Common Stock that may be acquired by AI Biotechnology, within 60 days of this filing, pursuant to the Private Placement, and (iv) 84,063 shares of Common Stock issuable upon the exercise of the Pre-funded Warrants.
- Access Industries Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 844,563; sole dispositive power 0; shared dispositive power 844,563; aggregate amount beneficially owned 844,563 (9.9% of the class)
  Comment: *The total number of shares of Common Stock, of the Issuer reported as beneficially owned includes (i) 306,000 shares of Common Stock held directly by AI Biotechnology, (ii) 454,500 shares of Common Stock that may be acquired by AI Biotechnology within 60 days of this filing, pursuant to the terms of the Securities Purchase Agreement, and (iii) 84,063 shares of Common Stock that may be acquired by AI Biotechnology within 60 days of this filing, upon the exercise of the Pre-funded Warrants held directly by AI Biotechnology, which are exercisable at any time or times on or after the date of issuance, but which do not include 1,427,937 shares of Common Stock issuable pursuant to warrants held directly, or that may be acquired within 60 days of this filing, by AI Biotechnology, due to the effect of the Beneficial Ownership Blocker (defined below).
  
  ** The percent of shares of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 3,249,798 shares of Common Stock issued and outstanding as of September 30, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2024, (ii) 4,661,494 shares of Common Stock issued by the Issuer on March 26, 2025, pursuant to the Private Placement, (iii) 454,500 shares of Common Stock that may be acquired by AI Biotechnology, within 60 days of this filing, pursuant to the Private Placement, and (iv) 84,063 shares of Common Stock issuable upon the exercise of the Pre-funded Warrants.
- Access Industries Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 844,563; sole dispositive power 0; shared dispositive power 844,563; aggregate amount beneficially owned 844,563 (9.9% of the class)
  Comment: *The total number of shares of Common Stock, of the Issuer reported as beneficially owned includes (i) 306,000 shares of Common Stock held directly by AI Biotechnology, (ii) 454,500 shares of Common Stock that may be acquired by AI Biotechnology within 60 days of this filing, pursuant to the terms of the Securities Purchase Agreement, and (iii) 84,063 shares of Common Stock that may be acquired by AI Biotechnology within 60 days of this filing, upon the exercise of the Pre-funded Warrants held directly by AI Biotechnology, which are exercisable at any time or times on or after the date of issuance, but which do not include 1,427,937 shares of Common Stock issuable pursuant to warrants held directly, or that may be acquired within 60 days of this filing, by AI Biotechnology, due to the effect of the Beneficial Ownership Blocker (defined below).
  
  ** The percent of shares of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 3,249,798 shares of Common Stock issued and outstanding as of September 30, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2024, (ii) 4,661,494 shares of Common Stock issued by the Issuer on March 26, 2025, pursuant to the Private Placement, (iii) 454,500 shares of Common Stock that may be acquired by AI Biotechnology, within 60 days of this filing, pursuant to the Private Placement, and (iv) 84,063 shares of Common Stock issuable upon the exercise of the Pre-funded Warrants.
- Len Blavatnik: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 844,563; sole dispositive power 0; shared dispositive power 844,563; aggregate amount beneficially owned 844,563 (9.9% of the class)
  Comment: *The total number of shares of Common Stock, of the Issuer reported as beneficially owned includes (i) 306,000 shares of Common Stock held directly by AI Biotechnology, (ii) 454,500 shares of Common Stock that may be acquired by AI Biotechnology within 60 days of this filing, pursuant to the terms of the Securities Purchase Agreement, and (iii) 84,063 shares of Common Stock that may be acquired by AI Biotechnology within 60 days of this filing, upon the exercise of the Pre-funded Warrants held directly by AI Biotechnology, which are exercisable at any time or times on or after the date of issuance, but which do not include 1,427,937 shares of Common Stock issuable pursuant to warrants held directly, or that may be acquired within 60 days of this filing, by AI Biotechnology, due to the effect of the Beneficial Ownership Blocker (defined below).
  
  ** The percent of shares of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 3,249,798 shares of Common Stock issued and outstanding as of September 30, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2024, (ii) 4,661,494 shares of Common Stock issued by the Issuer on March 26, 2025, pursuant to the Private Placement, (iii) 454,500 shares of Common Stock that may be acquired by AI Biotechnology, within 60 days of this filing, pursuant to the Private Placement, and (iv) 84,063 shares of Common Stock issuable upon the exercise of the Pre-funded Warrants.

## Item 1. Issuer
Name of issuer: Surrozen, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
AI Biotechnology LLC

Access Industries Holdings LLC ("AIH")

Access Industries Management, LLC ("AIM")

Len Blavatnik
Address of principal business office or, if none, residence: The principal business office of each reporting person is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.
Citizenship:
Each of AI Biotechnology, AIH and AIM is a limited liability company organized under the laws of the State of Delaware.
Mr. Blavatnik is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based upon the sum of (i) 3,249,798 shares of Common Stock issued and outstanding as of September 30, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2024, (ii) 4,661,494 shares of Common Stock issued on March 26, 2025 in the Private Placement, (iii) 454,500 shares of Common Stock that may be acquired by AI Biotechnology within 60 days of this filing, pursuant to the Securities Purchase Agreement, and (iv) 84,063 shares of Common Stock that may be acquired within 60 days as of the date of this filing, pursuant to Pre-funded Warrants held directly, or deemed to be beneficially owned by AI Biotechnology, which are exercisable at any time or times on or after the date of issuance.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

AI Biotechnology (a) (i) directly holds 306,000 shares of Common Stock, (ii) 300,000 Pre-funded Warrants (exercisable at any time at a price per share of $0.0001), and (iii) 303,000 series E warrants (exercisable at any time at an exercise price of $11.54) (the "Series E Warrants") and (b) has the right to acquire within 60 days of the date of this filing, pursuant to the terms of the Securities Purchase Agreement (i) 454,000 shares of Common Stock and (ii) 454,300 Series E Warrants.

The Pre-funded Warrants and the Series E Warrants held directly, or that may be acquired within 60 days of this filing, by AI Biotechnology may not be exercised if the aggregate number of shares of Common Stock beneficially owned by AI Biotechnology (together with its affiliates) immediately following such exercise would exceed 9.99% of the outstanding shares of Common Stock, as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended; provided, however, that AI Biotechnology may increase or decrease the foregoing beneficial ownership limitation by giving notice to the Issuer (such notice not to be effective until the sixty-first day after the notice is delivered to the Issuer), but not to exceed any percentage in excess of 19.99% (the "Beneficial Ownership Blocker").

The shares of Common Stock that may be deemed to be beneficially owned as of the date of this filing by AI Biotechnology may also be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH, (ii) AIM controls AIH, and (iii) AIH directly controls all of the outstanding voting interests in in AI Biotechnology. Each of the Reporting Persons (other than AI Biotechnology) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AI Biotechnology LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (03/31/2025)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (03/31/2025)
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (03/31/2025)
- Len Blavatnik: */s/Alejandro Moreno, By: Alejandro Moreno/Attorney-in-Fact (03/31/2025)
Comment: * The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.